UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Stewart Information Services Corporation
(Name of Issuer)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

860372101
(CUSIP Number)

BEN BRESNAHAN
FOUNDATION ASSET MANAGEMENT, LLC
81 Main Street, Suite 306
White Plains, NY 10601
(914) 574-2923

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 15, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 860372101

1	NAME OF REPORTING PERSON FOUNDATION ONSHORE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 769,879
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 769,879
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 769,879
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 860372101

1	NAME OF REPORTING PERSON FOUNDATION OFFSHORE MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 718,856
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 718,856
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 718,856
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 860372101

1	NAME OF REPORTING PERSON FOUNDATION OFFSHORE FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 718,856
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 718,856
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 718,856
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 860372101

1	NAME OF REPORTING PERSON FOUNDATION ASSET MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 769,879
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 769,879
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 769,879
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 860372101

1	NAME OF REPORTING PERSON FOUNDATION ASSET MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,488,735
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,488,735
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,488,735
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 860372101

1	NAME OF REPORTING PERSON DAVID CHARNEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,488,735
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,488,735
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,488,735
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 860372101

1	NAME OF REPORTING PERSON SKY WILBER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,488,735
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,488,735
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,488,735
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 860372101

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of the Onshore Fund and the Offshore Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 769,879 Shares beneficially owned by the Onshore Fund is approximately $20,924,917, including brokerage commissions. The aggregate purchase price of the 718,856 Shares beneficially owned by the Offshore Master Fund is approximately $20,000,541, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 21,448,038 Shares outstanding as of November 1, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2013.

As of the close of business on January 15, 2014, the Onshore Fund beneficially owned 769,879 Shares, constituting approximately 3.6% of the Shares outstanding.  Foundation GP, as the general partner of the Onshore Fund, may be deemed to be the beneficial owner of the 769,879 Shares owned by the Onshore Fund, constituting approximately 3.6% of the Shares outstanding. As of the close of business on January 15, 2014, the Offshore Master Fund beneficially owned 718,856 Shares, constituting approximately 3.4% of the Shares outstanding. The Offshore Fund, as a feeder fund for the Offshore Master Fund may be deemed to be the beneficial owner of the 718,856 Shares owned by the Offshore Master Fund, constituting approximately 3.4% of the Shares outstanding.  Foundation LLC, as the investment manager of each of the Onshore Fund, the Offshore Master Fund and the Offshore Fund, may be deemed to be the beneficial owner of the 1,488,735 Shares owned in the aggregate by the Onshore Fund and the Offshore Master Fund, constituting approximately 6.9% of the Shares outstanding.  Each of Messrs. Charney and Wilber, as the managing members of Foundation GP and Foundation LLC, may be deemed to be the beneficial owners of the 1,488,735 Shares owned in the aggregate by the Offshore Master Fund and the Onshore Fund, constituting approximately 6.9% of the Shares outstanding.

(b)           By virtue of their respective positions with the Onshore Fund, each of Foundation GP and Foundation LLC may be deemed to have sole power to vote and dispose of the Shares reported owned by the Onshore Fund.  By virtue of their respective positions with Foundation GP and Foundation LLC, each of Messrs. Charney and Wilber may be deemed to have shared power to vote and dispose of the Shares reported owned by the Onshore Fund.

By virtue of their respective positions with the Offshore Master Fund, each of the Offshore Fund and Foundation LLC may be deemed to have sole power to vote and dispose of the Shares reported owned by the Offshore Master Fund.  By virtue of their respective positions with Foundation LLC, each of Messrs. Charney and Wilber may be deemed to have shared power to vote and dispose of the Shares reported owned by Offshore Master Fund.

CUSIP NO. 860372101

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(c)           The transactions in the Shares by the Reporting Persons since the filing of the Schedule 13D are set forth on Schedule A.

CUSIP NO. 860372101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 16, 2014

Foundation Offshore Master Fund, Ltd.

By:	/s/ Sky Wilber
	Name:	Sky Wilber
	Title:	Director

Foundation Onshore Fund, L.P.

By:	Foundation Asset Management GP, LLC
General Partner

By:	/s/ Sky Wilber
	Name:	Sky Wilber
	Title:	Managing Member

Foundation Offshore Fund, Ltd.

By:	/s/ Sky Wilber
	Name:	Sky Wilber
	Title:	Director

Foundation Asset Management GP, LLC

By:	/s/ Sky Wilber
	Name:	Sky Wilber
	Title:	Managing Member

Foundation Asset Management, LLC

By:	/s/ Sky Wilber
	Name:	Sky Wilber
	Title:	Managing Member

CUSIP NO. 860372101

/s/ David Charney
David Charney

/s/ Sky Wilber
Sky Wilber

CUSIP NO. 860372101

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase

Foundation Onshore Fund, L.P.

3,481	30.2894	12/16/2013
5,102	30.5225	12/20/2013
156	31.4724	12/24/2013
(10,310)	31.7906	12/26/2013
3,351	32.2932	12/31/2013
13,921	32.3266	01/02/2014
15,158	32.7972	01/03/2014
2,534	32.9239	01/06/2014
5,172	32.9238	01/07/2014
5,378	32.8400	01/08/2014
5,171	32.9022	01/09/2014
14,370	33.0358	01/10/2014
15,516	33.4023	01/13/2014
10,344	33.3240	01/14/2014
46,692	33.3652	01/15/2014

FoundationOffshoreMasterFund,Ltd.

15,919	30.2894	12/16/2013
4,795	30.5225	12/20/2013
146	31.4724	12/24/2013
(9,690)	31.7906	12/26/2013
3,149	32.2932	12/31/2013
8,972	32.3266	01/02/2014
14,328	32.7972	01/03/2014
2,366	32.9239	01/06/2014
4,828	32.9238	01/07/2014
5,022	32.8400	01/08/2014
4,829	32.9022	01/09/2014
13,420	33.0358	01/10/2014
14,484	33.4023	01/13/2014
9,656	33.3240	01/14/2014
43,586	33.3652	01/15/2014